UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

RVL Pharmaceuticals plc (formerly known as Osmotica Pharmaceuticals plc)
(Name of Issuer)

Ordinary shares, nominal value $0.01 per share
(Title of Class of Securities)

G6S41R101
(CUSIP Number)

David C. Camerini, Esq. c/o Fox Horan & Camerini LLP 885 Third Avenue, 17th Floor New York, NY 10022 (212) 480-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 18, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G6S41R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harsaul Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,182,243*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,182,243*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,182,243*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

* See Item 5.

SCHEDULE 13D

CUSIP No.	G6S41R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Altchem Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,182,243*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,182,243*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,182,243*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%*
14	TYPE OF REPORTING PERSON (See Instructions)
CO

* See Item 5.

SCHEDULE 13D

CUSIP No.	G6S41R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Orbit Co-Invest A-1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,182,243*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,182,243*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,182,243*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

* See Item 5.

Introduction

This Amendment No. 2 amends and supplements the statement on the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on January 22, 2020 as amended by Amendment No. 1 thereto filed with the SEC on November 3, 2021 (the “Schedule 13D”), related to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of RVL Pharmaceuticals plc, an Irish public limited company (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D and, unless amended hereby, all information previously filed remains in effect.

This Amendment No. 2 amends Item 2, Item 4, and Item 5 as set forth below. As set forth below, as a result of the transactions described herein, on October 24, 2023, the Reporting Persons ceased to be beneficial owners of more than five percent of the Ordinary Shares.

Item 2. Identity and Background

An amended and restated Exhibit A, identifying the current executive officers and directors of each Reporting Person, is attached to this Amendment No. 2.

Paragraph (b)(iii) of Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

Orbit Co-Invest A-1 LLC: 885 Third Ave, 17th Floor, New York, New York 10022

Item 4. Purpose of Transaction

Item 4 is amended to add the following paragraph immediately following the second paragraph:

On October 24, 2023, Altchem Limited completed the disposition of 22,485,297 Ordinary Shares in the open market as set forth in Schedule 1, representing one hundred percent of the Ordinary Shares held by Altchem Limited.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a)	The aggregate number and percentage of Ordinary Shares identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in rows eleven and thirteen on the cover pages hereto. References to percentage ownerships of Ordinary Shares in this Amendment No. 2 to the Schedule 13D are based on 111,406,043 Ordinary Shares outstanding as of August 30, 2023 as published in the Issuer’s Proxy Statement filed with the SEC on September 5, 2023.

Altchem Limited serves as the manager of Orbit Co-Invest A-1 LLC. As a result, Altchem Limited may be deemed to share beneficial ownership of the Ordinary Shares held by Orbit Co-Invest A-1 LLC.

Voting and disposition decisions with respect to Ordinary Shares beneficially owned by Altchem Limited are made by the foundation council of Harsaul Foundation, a foundation organized in Panama, in its absolute discretion. As a result, Harsaul Foundation may be deemed to share beneficial ownership of the Ordinary Shares held by each of Altchem Limited and Orbit Co-Invest A-1 LLC.

(b)	Orbit Co-Invest A-1 LLC may be deemed to have shared voting and dispositive power together with Harsaul Foundation and Altchem Limited with respect to the 1,182,243 Ordinary Shares held by Orbit Co-Invest A-1 LLC. Each of Harsaul Foundation and Altchem Limited may be deemed to have shared voting and dispositive power with respect to the 1,182,243 Ordinary Shares held by Orbit Co-Invest A-1 LLC.

(c)	Other than as set forth in Item 4 and Schedule 1 hereto, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

(d)	Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)	October 24, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2023

Altchem Limited

By: /s/MILITSA SYMEOU

Name/Title: Militsa Symeou, Director

Harsaul Foundation

By: /s/CAMILO ANDRES MENDEZ CHONG

Name/Title: Camilo Andres Mendez Chong,

on behalf of Dirserv Inc., Foundation Council Member

Orbit Co-Invest A-1 LLC

By: /s/MILITSA SYMEOU

Name/Title: Militsa Symeou, Director

on behalf of Altchem Limited, Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

(i)        Foundation Council Members and Executive Officers of Harsaul Foundation

The name, business address, title, present principal occupation or employment and citizenship of the foundation council members and executive officers of Harsaul Foundation are set forth below. Harsaul Foundation has no directors or trustees.

Name and Office Held	Present Principal Occupation	Citizenship	Residence or Business Address
Dirserv Inc. (Sole Member of Foundation Council, President/Secretary)	Provider of professional director services	British Virgin Islands	Yamraj Building, Ground Floor, P.O. Box 915, Road Town, Tortola, British Virgin Islands

(ii)       Directors and Executive Officers of Altchem Limited

The name, business address, title, present principal occupation or employment and citizenship of the directors and executive officers of Altchem Limited are set forth below.

Name and Office Held	Present Principal Occupation	Citizenship	Residence or Business Address
Charita Kyriakou (Director)	Corporate Administrator, Cypcodirect Corporate Services, 4 Pindou Street, Egkomi, 2409, Nicosia, Cyprus	Cyprus	4 Pindou Street, Egkomi, 2409, Nicosia, Cyprus
Militsa Symeou (Director)	Corporate Administrator, Cypcodirect Corporate Services, 4 Pindou Street, Egkomi, 2409, Nicosia, Cyprus	Cyprus	4 Pindou Street, Egkomi, 2409, Nicosia, Cyprus
Maria Marcou (Director)	Corporate Administrator, Cypcodirect Corporate Services, 4 Pindou Street, Egkomi, 2409, Nicosia, Cyprus	Cyprus	4 Pindou Street, Egkomi, 2409, Nicosia, Cyprus

(iii)       Manager and Executive Officer of Orbit Co-Invest A-1 LLC

The name, business address, title, present principal occupation or employment and citizenship of the manager of Orbit Co-Invest A-1 LLC is set forth below. Orbit Co-Invest A-1 LLC has no directors.

Name and Office Held	Present Principal Occupation/Employer	Citizenship	Residence or Business Address
Altchem Limited (Manager)	Holding investments	Cyprus	Karaiskakis 6, City House, 3032 Limassol, Cyprus
Juan Vergez (President)	Businessman	Italy	c/o 885 Third Ave, 17th Floor, New York, New York 10022

SCHEDULE 1

TRANSACTIONS

The following table sets forth all transactions with respect to Ordinary Shares effected in the past sixty (60) days by Altchem Limited. These Ordinary Shares were sold in multiple transactions. Where a price range is provided in the column “Price Range ($)” for a given date, the price reported in that row’s “Price per Ordinary Share ($)” is the average execution price for such date. All the below transactions were effected by Altchem Limited in the open market through a broker.

Transaction Date	Ordinary Shares Sold	Price per Ordinary Share ($)	Price Range ($)
10/18/2023	3,421,537	0.062356	0.0600 – 0.0678
10/19/2023	9,363,760	0.0461	0.0400 – 0.0580
10/20/2023	4,758,899	0.031159	0.0300 – 0.0373
10/23/2023	981,500	0.00362	0.0035 – 0.0041
10/24/2023	3,959,601	0.00422	0.004 – 0.0052